SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers(East Tower) 128, Yeoui-dearo, Youngdeungpo-gu, Seoul, 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor	: Samjong Accounting Corporation

2.	Date of receiving external audit report	: February 27, 2013

3.	Auditor’s opinion

	FY 2012	FY 2011
Audit Report on Consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Consolidated Financial Statements

(Unit: KRW, Korean GAAP, Consolidated)
Items	FY 2012	FY 2011
Total Assets	24,455,511,346,129	25,162,930,757,876
Total Liabilities	14,215,331,618,364	15,031,902,401,085
Total Shareholders’ Equity	10,240,179,727,765	10,131,028,356,798
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	29,429,668,071,279	24,291,288,996,093
Operating Income	912,367,735,404	(763,549,133,557)
Ordinary Income	458,524,967,795	(1,080,959,013,853)
Net Income	236,345,459,537	(787,895,111,055)
Total Shareholders’ Equity / Capital Stock	572.4%	566.3%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2012 and 2011

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of LG Display Co., Ltd and subsidiaries (the “Group”) as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011 and its financial performance and its consolidated cash flows for the years then ended, in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

As discussed in note 20 to the consolidated financial statements, the Group has been or is under investigations by antitrust authorities in several countries with respect to possible anti-competitive activities in the Liquid Crystal Display (“LCD”) industry and named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these investigations and alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

As discussed in note 2 (e) to the consolidated financial statements, the Group adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and presented operating profit or loss as an amount of revenue less cost of sales, selling and administrative expense, and research and development expenses in the consolidated statement of comprehensive income for the year ended December 31, 2012. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative consolidated statement of comprehensive loss for the year ended December 31, 2011.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 15, 2013

This report is effective as of February 15, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2012 and 2011

(In millions of won)	Note	December 31, 2012		December 31, 2011

Assets
Cash and cash equivalents	6, 13	￦	2,338,661	1,517,977
Deposits in banks	6, 13		315,092	815,000
Trade accounts and notes receivable, net	7, 13, 19, 22		3,334,341	2,740,107
Other accounts receivable, net	7, 13		199,007	212,870
Other current financial assets	9, 13		3,828	3,297
Inventories	8		2,390,007	2,317,370
Prepaid income taxes			8,483	8,522
Other current assets	7		325,266	242,922

Total current assets			8,914,685	7,858,065

Investments in equity accounted investees	10		402,158	385,145
Other non-current financial assets	9, 13		86,432	84,548
Deferred tax assets	29		1,294,813	1,424,005
Property, plant and equipment, net	11, 23		13,107,511	14,696,849
Intangible assets, net	12, 23		497,602	535,114
Other non-current assets	7		152,310	179,205

Total non-current assets			15,540,826	17,304,866

Total assets		￦	24,455,511	25,162,931

Liabilities
Trade accounts and notes payable	13, 22	￦	4,147,036	3,782,627
Current financial liabilities	13, 14		1,015,272	894,972
Other accounts payable	13		2,811,161	3,992,671
Accrued expenses			412,055	267,595
Income tax payable			56,521	58,259
Provisions	18		250,984	279,403
Advances received			485,468	616,351
Other current liabilities	18		27,661	19,556

Total current liabilities			9,206,158	9,911,434

Non-current financial liabilities	13, 14		3,440,585	3,722,364
Non-current provisions	18		6,515	5,400
Deferred tax liabilities	29		—	240
Employee benefits	17		180,640	146,638
Long-term advances received	19		1,049,678	668,914
Other non-current liabilities	18		331,755	576,913

Total non-current liabilities			5,009,173	5,120,469

Total liabilities			14,215,331	15,031,903

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		(69,370)	12,181
Retained earnings			6,238,989	6,063,359

Total equity attributable to equity holders of the Company			10,209,811	10,115,732

Non-controlling interests			30,369	15,296

Total equity			10,240,180	10,131,028

Total liabilities and equity		￦	24,455,511	25,162,931

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2012 and 2011

(In millions of won, except earnings per share)	Note	2012		2011

Revenue	22, 23, 24	￦	29,429,668	24,291,289
Cost of sales	8, 22		(26,424,756)	(23,081,322)

Gross profit			3,004,912	1,209,967

Selling expenses	16		(813,742)	(728,419)
Administrative expenses	16		(493,691)	(429,042)
Research and development expenses			(785,111)	(816,054)

Operating profit (loss)			912,368	(763,548)

Finance income	27		293,172	207,266
Finance costs	27		(436,696)	(363,309)
Other non-operating income	25		1,260,942	1,223,076
Other non-operating expenses	25		(1,614,040)	(1,400,491)
Equity income on investments, net			42,779	16,047

Profit (loss) before income tax			458,525	(1,080,959)
Income tax expense (benefit)	28		222,180	(293,064)

Profit (loss) for the year			236,345	(787,895)

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets	27,28		4,764	2,700
Defined benefit plan actuarial losses	17,28		(75,899)	(23,732)
Cumulative translation differences	27,28		(86,320)	47,443
Loss on sales of own shares of associates accounted for using the equity method	28		(48)	(214)
Income tax benefit on other comprehensive income items	28		17,282	4,958

Other comprehensive income (loss) for the year, net of income tax			(140,221)	31,155

Total comprehensive income (loss) for the year		￦	96,124	(756,740)

Profit (loss) attributable to:
Owners of the Controlling Company		￦	233,204	(771,223)
Non-controlling interests			3,141	(16,672)

Profit (loss) for the year		￦	236,345	(787,895)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company		￦	94,079	(741,417)
Non-controlling interests			2,045	(15,323)

Total comprehensive income (loss) for the year		￦	96,124	(756,740)

Earnings (loss) per share
Basic and diluted earnings (loss) per share	30	￦	652	(2,155)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Cumulative net gain on sales of own shares of associates	Translation reserve	Fair value reserve	Retained earnings	Non-controlling interest	Total equity

Balances at January 1, 2011	￦	1,789,079	2,251,113	810	(30,548)	(5,560)	7,031,163	24,910	11,060,967

Total comprehensive income (loss) for the year
Loss for the year		—	—	—	—	—	(771,223)	(16,672)	(787,895)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	1,704	—	—	1,704
Cumulative translation differences, net of tax		—	—	—	45,989	—	—	1,349	47,338
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(17,673)	—	(17,673)
Loss on sales of own shares of associates accounted for using the equity method, net of tax		—	—	(214)	—	—	—	—	(214)

Total other comprehensive income (loss)		—	—	(214)	45,989	1,704	(17,673)	1,349	31,155

Total comprehensive income (loss) for the year	￦	—	—	(214)	45,989	1,704	(788,896)	(15,323)	(756,740)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	5,709	5,709

Balances at December 31, 2011	￦	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

Balances at January 1, 2012	￦	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

Total comprehensive income (loss) for the year
Income for the year		—	—	—	—	—	233,204	3,141	236,345

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	3,790	—	—	3,790
Cumulative translation differences, net of tax		—	—	—	(85,293)	—	—	(1,096)	(86,389)
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(57,574)	—	(57,574)
Loss on sales of own shares of associates accounted for using the equity method, net of tax		—	—	(48)	—	—	—	—	(48)

Total other comprehensive income (loss)		—	—	(48)	(85,293)	3,790	(57,574)	(1,096)	(140,221)

Total comprehensive income (loss) for the year	￦	—	—	(48)	(85,293)	3,790	175,630	2,045	96,124

Transaction with owners, recognized directly in equity
Incorporation of subsidiaries		—	—	—	—	—	—	13,028	13,028

Balances at December 31, 2012	￦	1,789,079	2,251,113	548	(69,852)	(66)	6,238,989	30,369	10,240,180

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In millions of won)	Note	2012		2011

Cash flows from operating activities:
Profit (loss) for the year		￦	236,345	(787,895)
Adjustments for:
Income tax expense (benefit)	28		222,180	(293,064)
Depreciation	11, 15		4,196,487	3,413,450
Amortization of intangible assets	12, 15		272,925	237,996
Gain on foreign currency translation			(234,912)	(85,804)
Loss on foreign currency translation			73,391	132,295
Retirement allowance	17, 26		138,879	113,970
Reversal of stock compensation expense	16		(3)	(469)
Gain on disposal of property, plant and equipment			(5,925)	(740)
Loss on disposal of property, plant and equipment			3,728	862
Impairment loss on property, plant and equipment			—	3,589
Loss on disposal of intangible assets			704	1,588
Impairment loss on intangible assets			40,012	5,574
Finance income			(133,711)	(59,542)
Finance costs			209,104	238,737
Equity in income of equity method accounted investees, net	10		(42,779)	(16,047)
Other non-operating income			(8,232)	(19,122)
Other non-operating expense			560,458	210,008

			5,292,306	3,883,281

Change in trade accounts and notes receivable			(1,456,943)	296,691
Change in other accounts receivable			15,515	(90,398)
Change in other current assets			(46,216)	11,010
Change in inventories			(72,637)	(102,153)
Change in other non-current assets			(47,872)	(39,796)
Change in trade accounts and notes payable			440,883	792,128
Change in other accounts payable			(292,443)	97,686
Change in accrued expenses			158,698	(158,640)
Change in other current liabilities			359,132	(5,384)
Change in long-term advance received			789,670	281,975
Change in other non-current liabilities			2,453	13,770
Change in provisions			(390,974)	(208,390)
Change in defined benefit liabilities			(180,599)	(69,727)

			(721,333)	818,772

Cash generated from operating activities			4,807,318	3,914,158
Income taxes paid			(77,643)	(162,266)
Interest received			33,302	65,600
Interest paid			(193,282)	(151,634)

Net cash from operating activities		￦	4,569,695	3,665,858

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2012 and 2011

(In millions of won)	2012		2011

Cash flows from investing activities:
Dividends received	￦	686	6,130
Proceeds from withdrawal of deposits in banks		913,500	2,401,500
Increase in deposits in banks		(413,512)	(1,713,500)
Acquisition of investments in equity accounted investees		(6,599)	(53,226)
Proceeds from disposal of investments in equity accounted investees		3,938	2,045
Acquisition of property, plant and equipment		(3,972,479)	(4,063,070)
Proceeds from disposal of property, plant and equipment		58,846	643
Acquisition of intangible assets		(285,888)	(215,286)
Grants received		3,962	1,605
Proceeds from settlement of derivatives		742	23,784
Increase in short-term loans		(10)	—
Proceeds from collection of short-term loans		—	92
Acquisition of other non-current financial assets		(55,276)	(59,444)
Proceeds from disposal of other non-current financial assets		63,905	174,266

Net cash used in investing activities		(3,688,185)	(3,494,461)

Cash flows from financing activities:
Proceeds from short-term borrowings		3,455,548	1,292,804
Repayments of short-term borrowings		(3,441,632)	(2,483,997)
Proceeds from issuance of debentures		298,783	1,145,209
Proceeds from long-term debt		494,000	941,921
Repayments of current portion of long-term debt		(867,851)	(1,000,987)
Increase in non-controlling interest		13,028	5,709
Payment of cash dividend		—	(178,908)

Net cash used in financing activities		(48,124)	(278,249)

Net increase (decrease) in cash and cash equivalents		833,386	(106,852)
Cash and cash equivalents at January 1		1,517,977	1,631,009
Effect of exchange rate fluctuations on cash held		(12,702)	(6,180)

Cash and cash equivalents at December 31	￦	2,338,661	1,517,977

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2012, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2012, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2012, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2012, there are 21,853,986 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2012

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	California, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD 260
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY 95
LG Display Germany GmbH	Dusseldorf, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD 116
LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY 2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY 4
LG Display Poland Sp. zo. o. (*3)	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN 511
LG Display Guangzhou Co., Ltd. (*4)	Guangzhou, China	90%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY 992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD 1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY 82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY 116
LG Display Yantai Co., Ltd. (*5)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY 525
L&I Electronic Technology (Dongguan) Limited	Dongguan, China	51%	December 31	September 26, 2010	Manufacture and sell e-Book devices	CNY 33
Image&Materials, Inc. (*6)	Domestic	100%	December 31	May 17, 2006	Manufacture EPD materials	KRW 1,008
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	December 31	December 15, 2010	Manufacture notebook borderless hinge-up	CNY 99

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2012, Continued

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display U.S.A., Inc.	Texas, U.S.A.	100%	December 31	October 26, 2011	Manufacture TFT-LCD products	USD 11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	December 31	November 4, 2011	Manufacture TFT-LCD products	MXN 112
Nanumnuri Co., Ltd. (*7)	Domestic	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display China Co., Ltd. (*8)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY 252

(*1)	In June 2012, the Controlling Company contributed ￦88,380 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In May 2012, the Controlling Company invested ￦52,358 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Controlling Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*3)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put options are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiration date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*4)	Skyworth TV Holdings Limited (“Skyworth”) acquired a 16% equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which was reduced to 10% at December 31, 2009 with the additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract with LGDGZ’s equity interest as its underlying assets. According to the contract, the Controlling Company has a call option to buy Skyworth’s interest in LGDGZ and Skyworth has a put option to sell its interest in LGDGZ to LG Display Co., Ltd. under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put options are exercisable after five years from the date of acquisition with no stated expiration date in whole or in part. Skyworth’s investment in LGDGZ is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2012, Continued

(*5)	In October 2012, the Controlling Company contributed ￦43,860 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There were no changes in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.
(*6)	In February 2012, the Controlling Company contributed ￦3,000 million in cash for the capital increase of Image & Materials, Inc. (“I&M”). There were no changes in the Controlling Company’s ownership percentage in I&M as a result of this additional investment.
(*7)	In March 2012, the Controlling Company established Nanumnuri Co., Ltd., a wholly owned subsidiary of the Controlling Company founded as a Standard Workplace for the Disabled under the Act on Employment Promotion and Vocational Rehabilitation for Disabled Persons, with an investment of ￦800 million in cash.
(*8)	The Controlling Company entered into an agreement with Shenzhen SKYWORTH-RGB Electronics Co., Ltd. and Guangzhou GET Technologies Development Co., Ltd. to manufacture and sell TFT-LCD products and incorporated LG Display China Co., Ltd. in Guangzhou, China. The Controlling Company invested ￦30,399 million in cash for a 70% controlling equity interest in LG Display China Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

1.	Reporting Entity, Continued

(c)	Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2012				2012
Company	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	1,818,414	1,949,396	(130,982)	9,236,622	(4,645)
LG Display Japan Co., Ltd.		207,085	186,744	20,341	1,401,933	2,247
LG Display Germany GmbH		615,325	590,165	25,160	4,387,621	5,154
LG Display Taiwan Co., Ltd.		319,808	280,343	39,465	2,687,636	3,113
LG Display Nanjing Co., Ltd.		621,923	76,907	545,016	559,706	43,962
LG Display Shanghai Co., Ltd.		990,912	962,109	28,803	3,694,307	7,739
LG Display Poland Sp. zo.o.		247,017	69,111	177,906	89,911	872
LG Display Guangzhou Co., Ltd.		2,193,321	1,567,033	626,288	2,751,526	159,042
LG Display Shenzhen Co., Ltd.		354,416	342,778	11,638	2,570,699	1,449
LG Display Singapore Pte. Ltd.		526,439	519,087	7,352	1,305,073	2,916
L&T Display Technology (Xiamen) Limited		37,423	42,888	(5,465)	9,211	5,198
L&T Display Technology (Fujian) Limited		255,465	218,245	37,220	1,001,003	10,033
LG Display Yantai Co., Ltd.		668,923	542,201	126,722	458,250	32,084
L&I Electronic Technology (Dongguan) Limited		342	6,318	(5,976)	2,810	(6,428)
Image&Materials, Inc.		3,765	9,092	(5,327)	66	(11,287)
LUCOM Display Technology (Kunshan) Limited		46,229	36,417	9,812	109,358	(2,268)
LG Display U.S.A., Inc.(*)		50,503	36,907	13,596	135,470	1,294
Nanumnuri Co., Ltd.		1,135	537	598	2,720	(202)
LG Display China Co., Ltd.		93,684	50,590	43,094	—	(204)

	￦	9,052,129	7,486,868	1,565,261	30,403,922	250,069

(*)	The financial information of LG Display U.S.A., Inc. includes the financial information of LG Display Reynosa S.A. de C.V..

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2011				2011
Company	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	￦	875,539	1,098,035	(222,496)	5,788,697	3,267
LG Display Japan Co., Ltd.		175,612	153,762	21,850	1,965,315	1,369
LG Display Germany GmbH		781,216	759,743	21,473	3,475,842	3,522
LG Display Taiwan Co., Ltd.		879,023	842,467	36,556	2,893,775	2,286
LG Display Nanjing Co., Ltd.		646,161	109,681	536,480	569,760	42,328
LG Display Shanghai Co., Ltd.		863,155	840,581	22,574	3,428,814	6,379
LG Display Poland Sp. zo.o.		276,114	104,506	171,608	117,584	16,822
LG Display Guangzhou Co., Ltd.		1,412,071	909,711	502,360	2,736,682	150,105
LG Display Shenzhen Co., Ltd.		168,196	157,321	10,875	2,072,182	2,973
LG Display Singapore Pte. Ltd.		551,109	546,541	4,568	1,146,402	(2,282)
L&T Display Technology (Xiamen) Limited		106,834	117,739	(10,905)	336,436	(31,862)
L&T Display Technology (Fujian) Limited		246,600	217,370	29,230	712,435	7,507
LG Display Yantai Co., Ltd.		439,909	384,526	55,383	328,476	6,493
L&I Electronic Technology (Dongguan) Limited		8,094	7,918	176	7,350	(4,689)
Image&Materials, Inc.		13,512	10,551	2,961	210	(1,086)
LUCOM Display Technology (Kunshan) Limited		41,934	29,221	12,713	30,035	(4,981)
LG Display U.S.A., Inc.(*)		12,686	—	12,686	—	—

	￦	7,497,765	6,289,673	1,208,092	25,609,995	198,151

(*)	The financial information of LG Display U.S.A., Inc. includes the financial information of LG Display Reynosa S.A. de C.V..

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

1.	Reporting Entity, Continued

(d)	Associates and Jointly Controlled Entities (Equity Method Investees) as of December 31, 2012

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Ltd.	Suzhou, China	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	￦	128,751
Guangzhou New Vision Technology Research and Development Limited	Guangzhou, China	50%	December 31	July 2008	R&D on design of LCD modules and LCD TV sets		3,596
Global OLED Technology LLC	Virginia, U.S.A	33%	December 31	December 2009	Managing and licensing OLED patents		36,164
Paju Electric Glass Co., Ltd.	Domestic	40%	December 31	January 2005	Manufacture electric glass for FPDs		82,855
TLI Inc.	Domestic	12%	December 31	October 1998	Manufacture and sell semiconductor parts		6,961
AVACO Co., Ltd.	Domestic	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		10,964
New Optics LTD.	Domestic	42%	December 31	August 2005	Manufacture back light parts for TFT- LCDs		25,064
LIG ADP Co., Ltd.	Domestic	13%	December 31	January 2001	Develop and manufacture the equipment for FPDs		1,730
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.)	Domestic	30%	December 31	June 2008	Manufacture LED back light unit packages		23,549
Dynamic Solar Design Co., Ltd.	Domestic	40%	December 31	April 2009	Develop and manufacture equipment for solar battery and FPDs		69
LB Gemini New Growth Fund No. 16	Domestic	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		13,680
Can Yang Investments Limited	Hong Kong	9%	December 31	January 2010	Develop and manufacture and sell LED parts		13,856

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

1.	Reporting Entity, Continued

(In millions of won)
Associates and jointly controlled entities	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
YAS Co., Ltd.	Domestic	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	￦	9,409
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	20%	December 31	August 2010	Manufacture LED Packages		3,449
Narenanotech Corporation	Domestic	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		26,448
Avatec. Co., Ltd.	Domestic	17%	December 31	August 2000	Manufacture and sell glass for FPDs		14,685
Glonix Co., Ltd.	Domestic	20%	December 31	October 2006	Manufacture and sell LCD		928

						￦	402,158

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 24, 2013, which will be submitted for approval to the shareholders’ meeting to be held on March 8, 2013.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value,

•	financial instruments at fair value through profit or loss are measured at fair value,

•	available-for-sale financial assets are measured at fair value,

•	liabilities for cash-settled share-based payment arrangements are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3(j) and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

(e)	Changes in accounting policies

(i) Disclosures of Financial Instruments

The Group has applied the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, for the year ended December 31, 2012 by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are derecognized in their entirety. When the Group derecognizes transferred financial assets but still has continuing involvement in the transferred financial assets, the nature of, and risks associated with, the Group’s continuing involvement in derecognized financial assets shall be additionally disclosed.

(ii) Presentation of Operating Profit or Loss in the Consolidated Statement of Comprehensive Income

The Group has adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and has presented operating profit or loss as an amount of revenue less cost of sales and selling and administrative expense including research and development expenses on the consolidated statement of comprehensive income (loss) for the year ended December 31, 2012. Before the adoption of the amendment, the Group presented operating profit or loss as an amount of revenue plus other income less cost of sales, selling and administrative expenses, research and development expenses and other expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

2.	Basis of Presenting Financial Statements, Continued

(e)	Changes in accounting policies, Continued

The Group has applied the amendment retrospectively, and accordingly restated the comparative consolidated statement of comprehensive loss for the year ended December 31, 2011. The impact upon adoption of the amendment is as follows:

(In millions of won)
	2012		2011
Operating profit (loss) before adoption of the amendment	￦	574,557	(924,336)
Deductions:
Rental income		(7,253)	(6,325)
Foreign currency gain		(1,228,847)	(1,190,793)
Gain on disposal of property, plant and equipment		(5,925)	(740)
Reversal of allowance for doubtful accounts for other receivables		(521)	—
Commission earned		(3,867)	(8,630)
Others		(14,457)	(16,588)

		(1,260,870)	(1,223,076)

Additions:
Other bad debt expense		9	849
Foreign currency loss		1,095,280	1,220,143
Loss on disposal of property, plant and equipment		3,728	862
Impairment loss on property, plant and equipment		—	3,589
Loss on disposal of intangible assets		704	1,588
Impairment loss on intangible assets		40,012	5,574
Expenses related to legal proceedings or claims and others		458,948	151,259

		1,598,681	1,383,864

Operating profit (loss) after adoption of the amendment	￦	912,368	(763,548)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Controlling Company or its subsidiaries, where control is the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Each item of profit and loss and other reserves is allocated to the owners of the parent and non-controlling interests. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

(ii) Associates and jointly controlled entities (equity method investees)

Associates are those entities over which the Group has significant influence over the financial and operating policies, but not control. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A jointly controlled entity is an entity that the Group has joint control over and whose activities are established by a contractual arrangement that requires unanimous consent for strategic financial and operating decisions.

Investments in associates and jointly controlled entities are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains on transactions between the Group and associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associates and jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

If an associate or jointly controlled entity uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, including income, expenses and unrealized gains or losses, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of, in part or in full, the relevant accumulative amount in other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount in other comprehensive income is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. The valuation loss of inventories recognized as cost (cost of sales) amounted to ￦135,720 million and ￦133,341 million for the years ended December 31, 2012 and 2011, respectively.

(d)	Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Group classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to acquisition are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2012, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

The Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	3~5
Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Group capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Group’s expenses incurred

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Group recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(q)	New Standards and Interpretations Not Yet Adopted

The following accounting standards, interpretations and amendments are issued and will be effective for annual periods beginning on or after January 1, 2013 and have not been adopted early in preparing these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

3.	Summary of Significant Accounting Policies, Continued

(q)	New Standards and Interpretations Not Yet Adopted, Continued

(i) K-IFRS No. 1110, Consolidated Financial Statements

The standard introduces a single control model to determine whether an investee should be consolidated. The standard is effective for annual periods beginning on or after January 1, 2013.

(ii) K-IFRS No. 1111, Joint Arrangements

The standard classifies joint arrangements into two types: joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standard is effective for annual periods beginning on or after January 1, 2013.

(iii) K-IFRS No. 1112, Disclosure of Interests in Other Entities

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The standards are effective for annual periods beginning on or after January 1, 2013.

(iv) Amendments to K-IFRS No. 1019, Employee Benefits

The revised standard requires an entity to calculate the expected return on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation. The effective date for the amendments is annual periods beginning on or after January 1, 2013.

(v) K-IFRS No. 1113, Fair value measurement

The standard defines fair value and sets out a framework for measuring fair value and the required disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013.

(vi) Amendments to K-IFRS No. 1001, Presentation of Financial Statements

The amendments require presentation of other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The amendments are effective for annual periods beginning on or after July 1, 2012.

Management is in the process of evaluating the impact, if any, of applying these standards on its financial position and results of operations.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

4.	Determination of Fair Value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Derivatives

For forward contracts, if a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group and counterparty when appropriate.

(e)	Non-derivative Financial Liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f)	Share-based Payment Transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

4.	Determination of Fair Value, Continued

(g)	Assets Acquired in a Business Combination

(i) Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values.

(iii) Intangible assets

The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of technology acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned.

5.	Risk Management

(a)	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management considers the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance and receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks.

(iv) Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR and JPY.

The Group uses forward exchange contracts to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and JPY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Group adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a means to settle payables for the facilities.

(v) Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group has not entered into any interest rate swap contracts as of December 31, 2012 and 2011 to hedge interest rate risk.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

5.	Risk Management, Continued

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2012		December 31, 2011
Total liabilities	￦	14,215,331	15,031,903
Total equity		10,240,180	10,131,028
Cash and deposits in banks (*1)		2,653,753	2,332,977
Borrowings		4,455,857	4,610,367
Total liabilities to equity ratio		139%	148%
Net borrowings to equity ratio (*2)		18%	22%

(*1)	Cash and deposits in banks consists of cash and cash equivalents and deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total equity with borrowings less cash and deposits in banks.

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current assets
Cash and cash equivalents
Demand deposits	￦	2,338,661	1,517,977

Deposits in banks
Time deposits	￦	300,092	800,000
Restricted cash		15,000	15,000

	￦	315,092	815,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Trade, net	￦	2,584,226	2,113,912
Due from related parties		750,115	626,195

	￦	3,334,341	2,740,107

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Current assets
Non-trade accounts receivable, net	￦	189,924	197,300
Accrued income		9,073	15,570
Short-term loans		10	—

	￦	199,007	212,870

Due from related parties included in other accounts receivable, as of December 31, 2012 and 2011 are ￦1,792 million and ￦1,772 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Current assets
Advance payments	￦	10,514	12,115
Prepaid expenses		45,058	42,208
Value added tax refundable		260,353	188,599
Others		9,341	—

	￦	325,266	242,922

Non-current assets
Long-term prepaid expenses	￦	144,023	157,344
Others		8,287	21,861

	￦	152,310	179,205

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)
	December 31, 2012				December 31, 2011
	Acquisition cost		Valuation allowance	Book value	Acquisition cost	Valuation allowance	Book value
Finished goods	￦	1,098,804	(54,679)	1,044,125	947,046	(25,110)	921,936
Work-in-process		682,478	(29,218)	653,260	818,666	(46,460)	772,206
Raw materials		383,857	(13,204)	370,653	475,378	(17,293)	458,085
Supplies		360,588	(38,619)	321,969	209,621	(44,478)	165,143

	￦	2,525,727	(135,720)	2,390,007	2,450,711	(133,341)	2,317,370

The amount of the inventories recognized as cost (cost of sales) is as follows;

(In millions of won)	December 31, 2012		December 31, 2011
Inventories recognized as cost of sales	￦	26,424,756	23,081,322

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Current assets
Deposits	￦	3,828	3,297

Non-current assets
Guarantee deposits with banks	￦	16	95
Available-for-sale financial assets		16,136	13,682
Deposits		59,034	70,171
Long-term loans		—	600
Long-term other accounts receivable		11,246	—

	￦	86,432	84,548

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2012		December 31, 2011
Non-current assets
Debt securities
Government bonds	￦	2,838	2,838
Equity securities
E Ink Holdings, Inc.	￦	—	6,319
Intellectual Discovery, Ltd.		2,673	2,673
Siliconworks Co., Ltd.		10,505	—
Formosa Epitaxy, Inc. (“Formosa”)		—	1,735
Other		120	117

	￦	16,136	13,682

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

10.	Investments in Equity Accounted Investees

Investments in equity accounted investees accounted for under the equity method consist of the following:

(in millions of won)
	Carrying value
Company	December 31, 2012		December 31, 2011
Suzhou Raken Technology Ltd.	￦	128,751	133,000
Guangzhou New Vision Technology Research and Development Limited		3,596	3,814
Global OLED Technology LLC		36,164	44,147
Paju Electric Glass Co., Ltd.		82,855	69,395
TLI Inc. (*)		6,961	16,410
AVACO Co., Ltd. (*)		10,964	7,328
New Optics Ltd.		25,064	10,986
LIG ADP Co., Ltd.(*)		1,730	2,745
WooRee E&L Co. Ltd (formerly, WooRee LED Co., Ltd.)		23,549	15,080
Dynamic Solar Design Co., Ltd.		69	1,538
LB Gemini New Growth Fund No.16		13,680	13,658
Can Yang Investments Limited		13,856	14,488
YAS Co., Ltd.		9,409	9,814
Eralite Optoelectronics (Jiangsu) Co., Ltd.		3,449	4,173
Narenanotech Corporation		26,448	27,969
Avatec. Co., Ltd.(*)		14,685	10,600
Glonix Co., Ltd.		928	—

	￦	402,158	385,145

(*)	Based on quoted market prices at December 31, 2012, the fair values of the investments in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., and AVATEC Co., Ltd., which are listed companies on the Korea Exchange, are ￦6,961 million, ￦15,169 million, ￦7,320 million and ￦27,958 million, respectively.

Dividends received from equity accounted investees for the years ended December 31, 2012 and 2011 amounted to ￦204 million and ￦6,130 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

10.	Investments in Equity Accounted Investees, Continued

Summary of the financial information of equity accounted investees, not adjusted for the percentage ownership held by the Group:

(a)	Summary of the financial information of investments in joint ventures is as follows:

(In millions of won)
	December 31, 2012								2012
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*)	51	￦	586,067	126,384	712,451	457,414	—	457,414	1,967,587	1,956,084	11,503
Guangzhou New Vision Technology Research and Development Limited	50		7,183	9	7,192	1	—	1	232	225	7
Global OLED Technology LLC	33		7,955	104,155	112,110	1,184	434	1,618	2,402	17,972	(15,570)

(In millions of won)
	December 31, 2011								2011
Company	Ownership (%)	Current assets		Non-current assets	Total assets	Current liabilities	Non- current liabilities	Total liabilities	Revenue	Expenses	Profit (loss)
Suzhou Raken Technology Ltd. (*)	51	￦	694,315	149,727	844,042	585,001	—	585,001	1,744,325	1,732,866	11,459
Guangzhou New Vision Technology Research and Development Limited	50		7,470	159	7,629	1	—	1	95	532	(437)
Global OLED Technology LLC	33		12,566	122,823	135,389	505	—	505	5,245	17,113	(11,868)

(*)	Despite its 51% equity interest, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Ltd. was accounted for as an equity method investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

10.	Investments in Equity Accounted Investees, Continued

(b)	Summary of the financial information of associates at the reporting date is as follows:

(In millions of won)	December 31, 2012					2012
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.	40	￦	424,805	214,271	210,534	998,899	51,985
TLI Inc. (*1,4)	12		117,704	18,390	99,314	59,563	(2,087)
AVACO Co., Ltd. (*1,2)	16		129,416	34,943	94,473	91,000	1,973
New Optics Ltd.	42		178,569	110,333	68,236	553,397	36,989
LIG ADP Co., Ltd. (*1)	13		74,355	40,208	34,147	18,103	(18,095)
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.) (*3)	30		382,032	313,680	68,352	475,204	20,485
Dynamic Solar Design Co., Ltd. (*4)	40		2,414	15	2,399	—	(1,447)
LB Gemini New Growth Fund No.16 (*5)	31		45,070	429	44,641	2,526	590
Can Yang Investments Limited (*1, 6)	9		259,547	112,825	146,722	56,614	(3,484)
YAS Co., Ltd.(*1)	19		29,508	9,411	20,097	15,349	(2,970)
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20		17,862	619	17,243	4,868	(2,671)
Narenanotech Corporation	23		103,305	30,166	73,139	55,164	5,841
Avatec. Co., Ltd. (*7)	17		98,266	11,788	86,478	75,596	18,130
Glonix Co., Ltd. (*8)	20		27,534	22,852	4,682	11,530	(6,094)

(In millions of won)	December 31, 2011					2011
Company	Ownership (%)	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
Paju Electric Glass Co., Ltd.	40	￦	384,421	202,609	181,812	885,492	53,459
TLI Inc. (*1,4)	12		113,566	14,317	99,249	47,893	2,832
AVACO Co., Ltd. (*1,2)	20		127,373	54,227	73,146	238,589	7,381
New Optics Ltd.	42		163,443	141,532	21,911	562,927	(15,659)
LIG ADP Co., Ltd. (*1)	13		109,520	55,811	53,709	109,388	2,220
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.) (*3)	30		160,520	128,441	32,079	226,597	8,750
Dynamic Solar Design Co., Ltd. (*4)	40		3,887	41	3,846	6	(2,150)
LB Gemini New Growth Fund No.16 (*5)	31		45,072	502	44,570	4,545	2,544
Can Yang Investments Limited (*1, 6)	12		334,224	209,233	124,991	18,707	(17,424)
YAS Co., Ltd.(*1)	19		34,534	11,515	23,019	25,408	6,830
Eralite Optoelectronics (Jiangsu) Co., Ltd.	20		22,418	1,553	20,865	74	(3,134)
Narenanotech Corporation	23		103,894	36,596	67,298	43,946	(3,711)
Avatec. Co., Ltd. (*7)	20		63,529	13,537	49,992	44,327	6,640

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

10.	Investments in Equity Accounted Investees, Continued

(*1)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG ADP Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and Avatec Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to assign a director to the board of directors of each investee and, accordingly, the investments in these investees have been accounted for using the equity method.
(*2)	In 2012, the Controlling Company’s ownership in AVACO CO., Ltd. was reduced from 20% to 16% because the Controlling Company did not participate in AVACO Co., Ltd.’s capital increase.
(*3)	As of December 31, 2012 and 2011, the Controlling Company’s percentage ownership in the investee represents the Controlling Company’s holdings of common shares over total common shares issued.
(*4)	During 2012, the Controlling Company recognized an impairment loss of ￦890 million for the difference between the carrying amount of and the recoverable amount from the investment in Dynamic Solar Design Co., Ltd., which was acquired for developing, manufacturing and selling solar battery and Flat Panel Display (“FPD”). Furthermore during 2012, the Controlling Company recognized an impairment loss of ￦9,115 million for the difference between the carrying amount of and the recoverable amount from the investment in TLI Inc., which was acquired for manufacturing and selling semiconductor parts used in display panels.
(*5)	The Controlling Company is a member of the limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In 2012, the Controlling Company received ￦3,571 million from the Fund as capital distribution and made additional cash investments of ￦1,533 million each in the Fund in September, November, and December of 2012, respectively. Despite the receipt from the fund and additional investments, there were no changes in the Controlling Company’s ownership percentage in the Fund. The Controlling Company is committed to make additional investments of up to an aggregate of ￦30,000 million.
(*6)	In 2012, the Controlling Company’s ownership in Can Yang Investments Limited was reduced from 12% to 9% because the Controlling Company did not participate in Can Yang Investments Limited’s capital increase.
(*7)	In 2012, the Controlling Company’s ownership in Avatec Co., Ltd. was reduced from 20% to 17% because the Controlling Company did not participate in Avatec Co., Ltd.’s capital increase.
(*8)	In April 2012, the Controlling Company acquired 4,000,000 common shares (20%) of GLONIX Co., Ltd., which manufactures liquid crystal displays, for ￦2,000 million. As of December 31, 2012, 20% of GLONIX Co., Ltd. is owned by the Controlling Company and the Controlling Company has the right to assign a director in the board of directors of GLONIX Co., Ltd.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

10.	Investments in Equity Accounted Investees, Continued

Changes in investments in equity accounted investees for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012
Company	January 1		Acquisition/ Disposal	Dividends received	Equity profit (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Suzhou Raken Technology Ltd.	￦	133,000	—	—	3,660	(7,909)	—	128,751
Guangzhou New Vision Technology Research and Development Limited		3,814	—	—	4	(222)	—	3,596
Global OLED Technology LLC		44,147	—	—	(5,096)	(2,887)	—	36,164
Paju Electric Glass Co., Ltd.		69,395	—	—	22,765	(9,305)	—	82,855
TLI Inc.		16,410	—	—	(213)	(121)	(9,115)	6,961
AVACO Co., Ltd.		7,328	(366)	(204)	2,199	14	1,993	10,964
New Optics Ltd.		10,986	—	—	15,064	(986)	—	25,064
LIG ADP Co., Ltd.)		2,745	—	—	(826)	(189)	—	1,730
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.)		15,080	—	—	6,057	2,412	—	23,549
Dynamic Solar Design Co., Ltd.)		1,538	—	—	(579)	—	(890)	69
LB Gemini New Growth Fund No.16		13,658	1,027	—	181	(1,186)	—	13,680
Can Yang Investments Limited		14,488	—	—	(371)	(1,245)	984	13,856
YAS Co., Ltd.		9,814	—	—	(414)	9	—	9,409
Eralite Optoelectronics (Jiangsu) Co., Ltd.		4,173	—	—	(534)	(190)	—	3,449
Narenanotech Corporation		27,969	—	—	(1,521)	—	—	26,448
Avatec. Co., Ltd.		10,600	—	—	3,465	31	589	14,685
Glonix Co., Ltd.		—	2,000	—	(1,062)	(10)	—	928

	￦	385,145	2,661	(204)	42,779	(21,784)	(6,439)	402,158

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

10.	Investments in Equity Accounted Investees, Continued

(In millions of won)
	2011
Company	January 1		Acquisition/ Disposal	Dividends received	Equity profit (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Suzhou Raken Technology Ltd.	￦	114,402	—	—	11,355	7,243	—	133,000
Guangzhou New Vision Technology Research and Development Limited		3,540	—	—	(129)	403	—	3,814
Global OLED Technology LLC		47,594	—	—	(3,884)	437	—	44,147
Paju Electric Glass Co., Ltd.		45,947	4,400	(4,402)	18,551	4,899	—	69,395
TLI Inc.		16,614	—	(242)	299	60	(321)	16,410
AVACO Co., Ltd.		6,998	—	(336)	96	555	15	7,328
New Optics Ltd.		17,261	—	—	(6,220)	(55)	—	10,986
LIG ADP Co., Ltd.)		4,037	—	(300)	(847)	(126)	(19)	2,745
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.)		12,448	—	—	2,587	45	—	15,080
Dynamic Solar Design Co., Ltd.)		5,776	—	—	(860)	—	(3,378)	1,538
RPO, Inc.		11,268	—	—	(546)	144	(10,866)	—
LB Gemini New Growth Fund No.16		7,949	6,181	(850)	779	(401)	—	13,658
Can Yang Investments Limited		16,999	—	—	(2,019)	(899)	407	14,488
YAS Co., Ltd.		10,124	—	—	(458)	4	144	9,814
Eralite Optoelectronics (Jiangsu) Co., Ltd.		4,575	—	—	(627)	225	—	4,173
Narenanotech Corporation		—	30,000	—	(2,030)	(1)	—	27,969
Avatec. Co., Ltd.		—	10,600	—	—	—	—	10,600

	￦	325,532	51,181	(6,130)	16,047	12,533	(14,018)	385,145

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2012 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction -in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2012	￦	444,252	4,170,768	28,028,986	720,716	3,494,777	261,526	37,121,025
Accumulated depreciation as of January 1, 2012		—	(1,072,446)	(20,589,295)	(562,715)	—	(196,131)	(22,420,587)
Accumulated impairment loss as of January 1, 2012	￦	—	—	(138)	(3,222)	—	(229)	(3,589)

Book value as of January 1, 2012		444,252	3,098,322	7,439,553	154,779	3,494,777	65,166	14,696,849
Additions		—	—	—	—	2,726,336	—	2,726,336
Depreciation		—	(235,016)	(3,873,305)	(68,643)	—	(19,523)	(4,196,487)
Disposals		(2,787)	(7,010)	(42,127)	(1,085)	—	(3,641)	(56,650)
Others (*2)		(473)	1,420,649	3,762,658	47,981	(5,251,832)	18,615	(2,402)
Effect of movements in exchange rates		—	(28,092)	(22,684)	(2,034)	(2,379)	(984)	(56,173)
Subsidy received		—	(1,792)	(2,170)	—	—	—	(3,962)

Book value as of December 31, 2012	￦	440,992	4,247,061	7,261,925	130,998	966,902	59,633	13,107,511

Acquisition cost as of December 31, 2012	￦	440,992	5,546,497	31,490,302	755,948	966,902	256,806	39,457,447

Accumulated depreciation as of December 31, 2012	￦	—	(1,299,436)	(24,228,377)	(624,950)	—	(197,173)	(26,349,936)

Accumulated impairment loss as of December 31, 2012	￦	—	—	—	—	—	—	—

(*1)	As of December 31, 2012, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2011 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2011	￦	442,962	3,879,677	24,099,414	672,508	2,703,860	242,687	32,041,108
Accumulated depreciation as of January 1, 2011		—	(876,361)	(17,626,751)	(529,303)	—	(193,292)	(19,225,707)

Book value as of January 1, 2011		442,962	3,003,316	6,472,663	143,205	2,703,860	49,395	12,815,401
Additions		—	—	—	—	5,264,019	—	5,264,019
Depreciation		—	(193,120)	(3,141,295)	(61,324)		(17,711)	(3,413,450)
Impairment loss		—	—	(138)	(3,222)	—	(229)	(3,589)
Disposals		—	(166)	(563)	(366)	—	(15)	(1,110)
Others (*2)		1,290	278,471	4,091,712	74,323	(4,478,639)	32,843	—
Effect of movements in exchange rates		—	9,843	18,757	2,163	5,537	883	37,183
Subsidy received		—	(22)	(1,583)	—	—	—	(1,605)

Book value as of December 31, 2011	￦	444,252	3,098,322	7,439,553	154,779	3,494,777	65,166	14,696,849

Acquisition cost as of December 31, 2011	￦	444,252	4,170,768	28,028,986	720,716	3,494,777	261,526	37,121,025

Accumulated depreciation as of December 31, 2011	￦	—	(1,072,446)	(20,589,295)	(562,715)	—	(196,131)	(22,420,587)

Accumulated impairment loss as of December 31, 2011	￦	—	—	(138)	(3,222)	—	(229)	(3,589)

(*1)	As of December 31, 2011, construction-in-progress relates to construction of plants including their machinery.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011

Capitalized borrowing costs	￦	24,612	23,139

Capitalization rate		3.29%	3.65%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2012 are as follows:

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs (*3)	Construction- in-progress (software)	Customer relationships	Technology	Goodwill (*3)	Others (*2)	Total
Acquisition cost as of January 1, 2012	￦	523,873	407,832	50,078	392,473	10,819	24,011	11,074	23,912	13,090	1,457,162
Accumulated amortization as of January 1, 2012		(443,343)	(206,434)	—	(248,262)	—	(5,724)	(1,852)	—	(10,859)	(916,474)
Accumulated impairment loss as of January 1, 2012	￦	—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)

Book value as of January 1, 2012		80,530	200,359	45,543	144,211	10,819	18,287	9,222	23,912	2,231	535,114
Additions-internally developed		—	—	—	198,225	—	—	—	—	—	198,225
Other additions		19,079	—	155	—	63,219	—	—	—	—	82,453
Amortization (*1)		(13,413)	(110,958)	—	(143,079)	—	(3,440)	(1,106)	—	(929)	(272,925)
Disposals		—	(610)	—	—	—	—	—	—	(94)	(704)
Impairment loss		—		(3,393)	(27,300)	—	—	—	(9,319)	—	(40,012)
Transfer from construction-in-progress		—	70,777	—	—	(71,816)	—	—	—	—	(1,039)
Effect of movements in exchange rates		—	(710)	—	(2,881)	—	—	—	—	81	(3,510)

Book value as of December 31, 2012	￦	86,196	158,858	42,305	169,176	2,222	14,847	8,116	14,593	1,289	497,602

Acquisition cost as of December 31, 2012	￦	542,952	470,074	50,233	529,349	2,222	24,011	11,074	23,912	13,077	1,666,904

Accumulated amortization as of December 31, 2012	￦	(456,756)	(311,216)	—	(332,873)	—	(9,164)	(2,958)	—	(11,788)	(1,124,755)

Accumulated impairment loss as of December 31, 2012	￦	—	—	(7,928)	(27,300)	—	—	—	(9,319)	—	(44,547)

Remaining amortization period (year)		6.62	2.69	—	0.58	—	4.33	7.33	—	2.17

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.
(*3)	During 2012, the Group recognized full impairment loss for the difference between the carrying amount and the recoverable amount (determined based on value in use) of goodwill and in-process research and development because the economic benefit from these assets are estimated to be less than previously expected.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2011 are as follows:

(In millions of won)
	Intellectual property rights		Software	Memberships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2011	￦	507,862	317,807	47,147	265,092	11,463	24,011	11,074	23,912	13,084	1,221,452
Accumulated amortization as of January 1, 2011		(436,151)	(119,179)	—	(113,395)	—	(2,300)	(742)	—	(9,784)	(681,551)

Book value as of January 1, 2011		71,711	198,628	47,147	151,697	11,463	21,711	10,332	23,912	3,300	539,901
Additions-internally developed		—	—	—	127,381	—	—	—	—	—	127,381
Other additions		21,890	—	2,931	—	87,346	—	—	—	7	112,174
Amortization (*1)		(11,501)	(86,021)	—	(134,867)	—	(3,424)	(1,110)	—	(1,073)	(237,996)
Disposals		(1,588)	—	—	—	—	—	—	—	—	(1,588)
Impairment loss		—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)
Transfer from construction-in-progress		—	87,990	—	—	(87,990)	—	—	—	—	—
Effect of movements in exchange rates		18	801	—	—	—	—	—	—	(3)	816

Book value as of December 31, 2011	￦	80,530	200,359	45,543	144,211	10,819	18,287	9,222	23,912	2,231	535,114

Acquisition cost as of December 31, 2011	￦	523,873	407,832	50,078	392,473	10,819	24,011	11,074	23,912	13,090	1,457,162

Accumulated amortization as of December 31, 2011	￦	(443,343)	(206,434)	—	(248,262)	—	(5,724)	(1,852)	—	(10,859)	(916,474)

Accumulated impairment loss as of December 31, 2011	￦	—	(1,039)	(4,535)	—	—	—	—	—	—	(5,574)

Remaining amortization period (year)		7.46	2.49	—	0.55	—	5.33	8.33	—	2.60

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses and administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments

(a)	Credit Risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2012		December 31, 2011

Cash and cash equivalents	￦	2,338,661	1,517,977
Deposits in banks		315,092	815,000
Trade accounts and notes receivable, net		3,334,341	2,740,107
Other accounts receivable, net		199,007	212,870
Available-for-sale financial assets		2,838	2,838
Other non-current financial assets		11,246	—
Deposits		62,862	73,468
Others		16	695

	￦	6,264,063	5,362,955

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region was as follows:

(In millions of won)
	December 31, 2012		December 31, 2011

Domestic	￦	205,454	56,200
Euro-zone countries		415,664	478,650
Japan		79,564	60,598
United States		1,392,303	777,292
China		881,018	1,003,650
Taiwan		166,839	279,919
Others		193,499	83,798

	￦	3,334,341	2,740,107

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable at the reporting date was as follows:

(In millions of won)
	December 31, 2012			December 31, 2011
	Book value		Impairment loss	Book value	Impairment loss

Not past due	￦	3,298,888	(1,007)	2,704,076	(654)
Past due 1-15 days		18,307	(5)	7,710	(2)
Past due 16-30 days		12,152	(2)	14,327	(2)
Past due 31-60 days		2,829	(3)	14,252	(3)
Past due more than 60 days		3,184	(2)	405	(2)

	￦	3,335,360	(1,019)	2,740,770	(663)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2012 and 2011 was as follows:

(In millions of won)
	2012		2011

Balance at the beginning of the year	￦	663	532
Bad debt expense		356	131

Balance at the end of the year	￦	1,019	663

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(b)	Liquidity Risk

(i)	The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2012.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loan	￦	53,555	55,153	639	27,417	27,097	—	—
Unsecured bank loans		1,783,698	1,951,813	370,949	101,035	489,042	988,780	2,007
Unsecured bond issues		2,618,604	2,894,163	628,404	46,847	727,063	1,491,849	—
Trade accounts and notes payables		4,147,036	4,147,036	4,147,036	—	—	—	—
Other accounts payable		2,641,958	2,642,294	2,642,294	—	—	—	—
Payment guarantee		30	30	—	—	30	—	—

	￦	11,244,881	11,690,489	7,789,322	175,299	1,243,232	2,480,629	2,007

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(ii)	As of December 31, 2012, there are no derivatives designated as cash flow hedges.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(c)	Currency Risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2012
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	1,466	7,540	536	2	61	2	—
Trade accounts and notes receivable	2,656	433	1,223	—	95	37	—
Other accounts receivable	66	95	340	—	1	—	—
Available-for-sale financial assets	—	—	—	3	—	—	—
Other assets denominated in foreign currencies	1	178	20	11	—	—	1
Trade accounts payable	(2,234)	(31,162)	(1,847)	(463)	(67)	—	—
Other accounts payable	(109)	(12,948)	(725)	(8)	(38)	(8)	—
Debt	(898)	—	(33)	—	(5)	—	—
Bonds	(349)	—	—	—	—	—	—

Net exposure	599	(35,864)	(486)	(455)	47	31	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(In millions)	December 31, 2011
	USD	JPY	CNY	TWD	EUR	PLN	SGD
Cash and cash equivalents	822	14,286	439	4,543	40	7	—
Trade accounts and notes receivable	2,064	645	1,054	—	42	—	—
Other accounts receivable	80	111	134	222	10	—	—
Available-for-sale financial assets	5	—	—	49	—	—	—
Other assets denominated in foreign currencies	1	182	20	14	—	—	1
Trade accounts payable	(1,921)	(39,932)	(1,629)	—	(25)	—	—
Other accounts payable	(64)	(26,169)	(401)	(166)	(84)	(10)	—
Other non-current accounts payable	(13)	—	—	—	(26)	—	—
Debt	(1,044)	(6,000)	(142)	—	(27)	—	—
Bonds	(347)	(9,987)	—	—	—	—	—
Financial liabilities at fair value through profit or loss	(76)	—	—	—	—	—	—

Gross statement of financial position exposure	(493)	(66,864)	(525)	4,662	(70)	(3)	1

Forward exchange contracts	(160)	—	—	—	—	—	—

Net exposure	(653)	(66,864)	(525)	4,662	(70)	(3)	1

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate		Reporting date spot rate
	2012	2011	December 31, 2012	December 31, 2011
USD	1,126.88	1,108.12	1,071.10	1,153.30
JPY	14.13	13.19	12.48	14.85
CNY	178.59	171.45	171.88	182.51
TWD	38.11	37.71	36.90	38.13
EUR	1,448.63	1,541.88	1,416.26	1,494.10
PLN	346.41	375.28	348.21	338.65
SGD	901.71	881.17	875.48	886.44

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2012 and 2011, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit (or loss) before tax would have been as follows:

(In millions of won)	December 31, 2012			December 31, 2011
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	￦	21,637	32,664	(29,623)	(28,032)
JPY (5 percent weakening)		(17,921)	(13,935)	(40,040)	(35,494)
CNY (5 percent weakening)		(4,176)	—	(4,830)	—
TWD (5 percent weakening)		(838)	(5)	8,974	162
EUR (5 percent weakening)		2,491	2,629	(4,900)	(1,957)
PLN (5 percent weakening)		537	8	(85)	128
SGD (5 percent weakening)		16	—	4	—

A stronger won against the above currencies as of December 31, 2012 and 2011 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Fixed rate instruments
Financial assets	￦	2,656,591	2,335,815
Financial liabilities		(3,077,467)	(2,685,175)

	￦	(420,876)	(349,360)

Variable rate instruments
Financial assets	￦	—	600
Financial liabilities		(1,378,390)	(1,925,192)

	￦	(1,378,390)	(1,924,592)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2012 and 2011, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss before tax by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2012
Variable rate instruments	￦	(10,448)	10,448	(10,448)	10,448

December 31, 2011
Variable rate instruments	￦	(14,588)	14,588	(14,588)	14,588

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

(In millions of won)	December 31, 2012			December 31, 2011
	Carrying amounts		Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	￦	13,463	13,463	11,009	11,009
Assets carried at amortized cost
Cash and cash equivalents		2,338,661	2,338,661	1,517,977	1,517,977
Deposits in banks		315,092	315,092	815,000	815,000
Trade accounts and notes receivable		3,334,341	3,334,341	2,740,107	2,740,107
Other accounts receivable		199,007	199,007	212,870	212,870
Other non-current financial assets		11,246	11,246	—	—
Deposits		62,862	62,862	73,468	73,468
Others		16	16	695	695

	￦	6,261,225	6,261,225	5,360,117	5,360,117

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	—	—	87,339	87,339
Derivatives		—	—	6,969	6,969

	￦	—	—	94,308	94,308

Liabilities carried at amortized cost
Secured bank loans	￦	53,555	53,555	57,665	57,665
Unsecured bank loans		1,783,698	1,823,514	1,673,387	1,620,010
Unsecured bond issues		2,618,604	2,677,038	2,791,976	2,829,206
Trade accounts and notes payable		4,147,036	4,147,036	3,782,627	3,782,627
Other accounts payable		2,641,958	2,641,901	3,905,496	3,905,496
Other non-current liabilities		30	30	53,457	53,379

	￦	11,244,881	11,343,074	12,264,608	12,248,383

The basis for determining fair values is disclosed in note 4.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(ii)	Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2012	December 31, 2011
Derivatives	Not applicable	3.90%
Debentures, loans and borrowings	3.69%	4.19%

(iii)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

Financial instruments carried at fair value as of December 31, 2012 and 2011 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2012
Assets
Available-for-sale financial assets	￦	13,463	—	—	13,463

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2011
Assets
Available-for-sale financial assets	￦	11,009	—	—	11,009
Liabilities
Financial liabilities at fair value through profit or loss	￦	(87,339)	—	—	(87,339)
Derivatives		—	(6,969)	—	(6,969)

	￦	(87,339)	(6,969)	—	(94,308)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

The derivative financial liabilities are classified as Level 2 since all significant inputs to compute the fair value of the over-the-counter derivatives were observable.

Changes in Level 3 financial instruments for the year ended December 31, 2011 are as follows:

(In millions of won)				Net realized/unrealized gains included in			December 31, 2011
	January 1, 2011		Purchases, disposal and others	Profit or loss	Other comprehensive income	Transfer to other levels
December 31, 2011
Available-for-sale financial assets	￦	26,085	(34,257)	—	8,172	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Current
Short-term borrowings	￦	35,739	22,200
Current portion of long-term debt		979,533	778,464
Current portion of financial liabilities at fair value through profits or loss		—	87,339
Derivatives		—	6,969

	￦	1,015,272	894,972

Non-current
Won denominated borrowings	￦	807,005	366,629
Foreign currency denominated borrowings		589,105	1,011,734
Bonds		2,044,475	2,344,001

	￦	3,440,585	3,722,364

The above financial liabilities, except for convertible bonds which are designated as financial liabilities at fair value through profit or loss and derivative liabilities, are measured at amortized cost.

(b)	Short-term borrowings at the reporting date are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of December 31, 2012 (*)	December 31, 2012		December 31, 2011
Bank of China and others	3ML+0.80%, 1.60~6.56%	￦	35,739		21,489
Hana Bank	—		—		711

Foreign currency equivalent		USD	28	USD	19
		CNY	31		—

		￦	35,739		22,200

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

14.	Financial Liabilities, Continued

(c)	Local currency long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2012	December 31, 2012		December 31, 2011
Shinhan Bank and others	3-year Korean Treasury Bond rate less 1.25%, 2.75%	￦	16,629	20,817
National Agricultural Cooperative Federation and others	4.51%~5.21%, 1-year Bank bonds rate plus 1.40%		845,072	350,300
Less current portion of long-term debt			(54,696)	(4,488)

		￦	807,005	366,629

(d)	Foreign currency long-term debt at the reporting date is as follows:

(In millions of won, USD, JPY, CNY and EUR)
Lender	Annual interest rate as of December 31, 2012 (*)	December 31, 2012		December 31, 2011

The Export-Import Bank of Korea	6ML+0.69%	￦	26,777		40,366

Kookmin Bank and others	6ML+1.78%, 3ML+1.70%~2.25%		905,080		1,225,110
China Communication Bank and others	3M EURIBOR+0.60%, 90% of the Basic Rate published by the People’s Bank of China		7,956		72,259

Foreign currency equivalent		USD	870	USD	1,025
		CNY	2	CNY	142
		EUR	5	EUR	27
			—	JPY	6,000

Less current portion of long-term debt			(350,708)		(326,001)

		￦	589,105		1,011,734

(*)	EURIBOR represents Euro Interbank Offered Rates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

14.	Financial Liabilities, Continued

(e)	Details of debentures issued and outstanding at the reporting date are as follows:

(In millions of won, USD and JPY)
	Maturity	Annual interest rate as of December 31, 2012	December 31, 2012		December 31, 2011

Local currency Debentures (*1)
Publicly issued debentures	March 2013~ October 2017	3.22~5.89%	￦	2,250,000		2,250,000
Less discount on debentures				(5,579)		(6,721)
Less current portion of debentures				(199,946)		(299,658)

			￦	2,044,475		1,943,621

Foreign currency debentures(*1)
Floating-rate bonds	April 2013	3ML+1.80%	￦	374,885		552,171

Foreign currency equivalent			USD	350	USD	350
				—	JPY	10,000

Less discount on bonds				(702)		(3,474)
Less current portion of bonds				(374,183)		(148,317)

			￦	—		400,380

Financial liabilities at fair value through profit or loss (*2)
Convertible bonds	—	—	￦	—		87,339

Foreign currency equivalent				—		USD76

Less current portion of convertible bonds				—		(87,339)

			￦	—		—

			￦	2,044,475		2,344,001

(*1)	Principal of the local and foreign currency debentures is to be repaid at maturity and interests are paid quarterly in arrears.
(*2)	The convertible bonds which were recognized as financial liabilities at fair value through profit or loss as of December 31, 2011 were repaid at 116.77% of the principal amount on April 18, 2012 upon maturity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011

Changes in inventories	￦	(72,637)	(102,154)
Purchases of raw materials, merchandise and others		17,993,091	15,714,809
Depreciation and amortization		4,469,412	3,651,446
Labor costs		2,500,320	2,191,859
Supplies and others		883,155	1,027,734
Utility expense		675,851	576,085
Fees and commissions		443,998	424,545
Shipping costs		428,762	313,658
Outsourcing fees		197,482	138,638
After-sale service expenses		106,391	72,350
Others		1,410,235	1,226,215

	￦	29,036,060	25,235,185

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

For the year ended December 31, 2012, other non-operating income and other non-operating expenses contained exchange differences amounting to ￦1,228,847 million and ￦1,095,280 million, respectively (for the year ended December 31, 2011: ￦1,190,793 million and ￦1,220,143 million, respectively) (note 25).

The expenses for the year ended December 31, 2011 were reclassified to conform to the classification for the year ended December 31, 2012.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011

Salaries	￦	223,221	202,750
Expenses related to defined benefit plan		21,080	20,197
Other employee benefits		56,967	63,314
Shipping costs		349,691	262,247
Fees and commissions		190,207	173,918
Depreciation		112,890	59,182
Taxes and dues		28,444	31,987
Advertising		104,114	136,062
After-sale service		106,391	72,350
Rent		25,829	28,262
Insurance		11,197	8,846
Travel		20,518	26,014
Training		12,856	17,949
Others		44,028	54,383

	￦	1,307,433	1,157,461

The expenses for the year ended December 31, 2011 were reclassified to conform to the criteria of classification for the year ended December 31, 2012 as follows:

(In millions of won)
	2012		2011
Selling and administrative expenses before the reclassification	￦	1,449,487	1,292,756
Reclassification items
Amortization(*)		(142,051)	(134,826)
Reversal of stock compensation expense		(3)	(469)

Selling and administrative expenses after the reclassification	￦	1,307,433	1,157,461

(*)	Amortization expense of capitalized development costs is reclassified as research and development expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

17.	Employee Benefits

The Group’s primary defined benefit plan provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

(a)	Recognized liabilities for defined benefit obligations at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Present value of partially funded defined benefit obligations	￦	672,370	486,891
Fair value of plan assets		(491,730)	(340,253)

	￦	180,640	146,638

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Opening defined benefit obligations	￦	486,891	360,540
Current service cost		130,160	107,338
Interest cost		22,909	18,985
Actuarial losses on plan liabilities (before tax)		75,921	24,984
Benefit payments		(40,913)	(24,429)
Transfers from related parties		(2,598)	(527)

Closing defined benefit obligations	￦	672,370	486,891

(c)	Changes in fair value of plan assets for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Opening fair value of plan assets	￦	340,253	281,825
Expected return on plan assets		14,190	12,353
Actuarial gains on plan assets (before tax)		199	1,256
Contributions by employer directly to plan assets		160,000	60,000
Benefit payments		(22,912)	(15,181)

Closing fair value of plan assets	￦	491,730	340,253

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011
Deposits with financial institutions	￦	491,730	340,253

As of December 31, 2012, plan assets mainly consist of deposits in banks, which guarantee the payment of their principal and interest. The Company expects to make a contribution of ￦95,361 million to the defined benefit plans during the next financial year.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012		2011
Current service cost	￦	130,160	107,338
Interest cost		22,909	18,985
Expected return on plan assets		(14,190)	(12,353)

	￦	138,879	113,970

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2012		2011
Cost of sales	￦	108,801	87,044
Selling expenses		10,087	8,333
Administrative expenses		10,195	10,123
Research and development expenses		9,796	8,470

	￦	138,879	113,970

(f)	Cumulative amount of actuarial loss, net of income taxes, recognized in other comprehensive income for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)	2012		2011
Cumulative amount at January 1	￦	(28,950)	(11,277)
Recognized during the period		(57,574)	(17,673)

Cumulative amount at December 31	￦	(86,524)	(28,950)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

17.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2012	December 31, 2011

Expected rate of salary increase	5.1%	5.6%
Discount rate for defined benefit obligations	4.0%	4.9%
Expected long-term rate of return on assets	4.0%	4.3%

The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2012	December 31, 2011
Twenties	Males	0.01%	0.02%
	Females	0.00%	0.01%
Thirties	Males	0.02%	0.02%
	Females	0.01%	0.01%
Forties	Males	0.04%	0.04%
	Females	0.02%	0.02%
Fifties	Males	0.08%	0.09%
	Females	0.04%	0.05%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

18.	Provisions and Other Liabilities

Changes in provisions for the year ended December 31, 2012 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2012		222,703	61,657	443	284,803
Additions		445,421	78,526	1,083	525,030
Usage and reclassification	￦	(467,535)	(84,799)	—	(552,334)

Balance at December 31, 2012		200,589	55,384	1,526	257,499

There of non-current		—	6,515	—	6,515

(*1)	The Group expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2012		December 31, 2011

Current liabilities
Withholdings	￦	22,929	14,808
Unearned revenues		4,732	4,744
Share-based payment liabilities		—	4

	￦	27,661	19,556

Non-current liabilities
Long-term accrued expenses	￦	319,499	333,459
Long-term other accounts payable		30	226,496
Long-term unearned revenues		12,226	16,958

	￦	331,755	576,913

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

19.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,478 million (￦1,583,600 million) and JPY 5,000 million (￦62,375 million) in connection with its export sales transactions with its subsidiaries. As of December 31, 2012, no accounts and notes receivable were sold but are not past due. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

In June 2009 and January 2011, LG Display Singapore Pte. Ltd., the Controlling Company’s subsidiary, entered into agreements with Standard Chartered Bank and Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 250 million (￦267,775 million) and USD 100 million (￦107,110 million), respectively. As of December, accounts and notes receivable amounting to USD 250 million (￦267,494 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreement with Standard Chartered Bank when no accounts and notes receivable were sold, but not past due under the agreement with Citibank. In June 2009, June 2011 and July 2011, LG Display Taiwan Co., Ltd. entered into agreements with Taishin International Bank, BNP Paribas and Chinatrust Commercial Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 970 million (￦1,038,967 million), USD 65 million (￦69,622 million) and USD 168 million (￦179,945 million), respectively, and, as of December 31, 2012, accounts and notes receivable amounting to USD 243 million (￦260,520 million), USD 96 million (￦102,933 million) were sold, with none of the underlying accounts and notes receivable being past due under the agreements with Taishin International Bank and Chinatrust Commercial Bank, respectively. In addition, in December 2010, LG Display Taiwan Co., Ltd. entered into agreements with Citibank and Standard Chartered Bank and in December 2012, with Sumitomo Mitsui Banking Corporation for accounts receivable sales negotiating facilities of up to an aggregate of USD 222 million (￦237,784 million), USD 200 million (￦214,220 million), and USD 100 million (￦107,110 million), respectively, and, as of December 31, 2012, accounts and notes receivable amounting to USD 124 million (￦133,029 million), USD 120 million (￦128,035 million), and USD 20 million (￦21,462 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In December 2010 and in December 2012, LG Display Shanghai Co., Ltd. entered into agreements with BNP Paribas and Hongkong & Shanghai Banking Corp. for accounts receivable sales negotiating facilities of up to an aggregate of USD 130 million (￦139,243 million) and USD 100 million (￦107,110 million), respectively, and as of December 31, 2012, accounts and notes receivable amounting to USD 118 million (￦126,660 million) and USD 43 million (￦45,953 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In July 2009, LG Display Shenzhen Co., Ltd. and LG Display Shanghai Co., Ltd. entered into agreements with Bank of China Limited, and, as of December 31, 2012, accounts and notes receivable amounting to USD 259 million (￦277,287 million) were sold, with none of the underlying accounts and notes receivable being past due. In June 2010, LG Display Germany GmbH entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 307 million (￦328,828 million), and, as of December 31, 2012, accounts and notes receivable amounting to USD 133 million (￦142,395 million) were sold, with none of the underlying accounts and notes receivable being past due. In addition, LG Display Germany GmbH started forfaiting from September, 2011 and accounts and notes receivable amounting to USD 12 million (￦12,514 million) were sold, with none of the underlying accounts and notes receivable being past due. In March 2011, LG Display America, Inc. entered into agreements with Australia and New Zealand Banking Group Limited and Standard Chartered Bank for accounts receivable sales negotiating facilities of up to an aggregate of USD 80 million (￦85,688 million) and USD 50 million (￦53,555 million), respectively, and, as of December 31, 2012, accounts and notes receivable amounting to USD 80 million (￦85,650 million) and USD 13 million (￦14,105 million) were sold, with none of the underlying accounts and notes receivable being past due, respectively. In addition, in June 2011, LG Display America, Inc. has entered into an agreement with Citibank for accounts receivable sales negotiating facilities of up to an aggregate of USD 200 million (￦214,220 million) and as of December 31, 2012, accounts and notes receivable amounting to USD 200 million (￦214,117 million) were sold, with none of the underlying accounts and notes receivable being past due. In August 2011, LG Display Japan Co., Ltd. entered into an agreement with Sumitomo Mitsui Banking Corporation for accounts receivable sales negotiating facilities of up to an aggregate of USD 90 million (￦96,399 million) and, as of December 31, 2012, accounts and notes receivable amounting to USD 1 million (￦1,102 million) were sold, with none of the underlying accounts and notes receivable being past due. The Controlling Company has a credit facility agreement with Shinhan Bank pursuant to which the Controlling Company could sell its accounts receivables up to an aggregate of ￦50,000 million in connection with its domestic sales transactions and, as of December 31, 2012, no accounts and notes receivable were sold but not past due. In addition, the Controlling Company entered into agreements with Standard Chartered Bank for accounts receivable sales negotiating facilities of up to USD 50 million (￦53,555 million) and USD 23 million (￦24,635 million), in April 2011 and November 2012, respectively. As of December 31, 2012, accounts and notes receivable amounting to USD 16 million (￦16,598 million) and USD 1 million (￦1,024 million) were sold to Standard Chartered Bank, with none of the underlying accounts and notes receivable being past due. In connection with all of the contracts in this paragraph, the Group has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

19.	Commitments, Continued

Letters of credit

As of December 31, 2012, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to USD 15 million (￦16,067 million), USD 15 million (￦16,067 million) with China Construction Bank, JPY 1,500 million (￦18,713 million) with Woori Bank, USD 70 million (￦74,977 million) with Bank of China, USD 60 million (￦64,266 million) with Sumitomo Mitsui Banking Corporation, USD 15 million (￦16,067 million) with Hana Bank and USD 30 million (￦32,133 million) with Shinhan Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 8.5 million (￦9,104 million) and EUR 215 million (￦304,496 million) from Royal Bank of Scotland and other various banks for a number of occasions, including value added tax payments in Poland. As of December 31, 2012, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank, Societe Generale and others in connection with a EUR 5 million (￦7,626 million) term loan credit facility of LG Display Poland Sp. zo.o. In addition, the Controlling Company provides a payment guarantee in connection with LG Display America Inc.’s term loan credit facilities with an aggregate amount of USD 7 million (￦7,498 million) for principals and related interests.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to USD 5 million (￦5,356 million), JPY 1,300 million (￦16,218 million), CNY 800 million (￦137,504 million) and PLN 0.2 million (￦70 million) respectively, for their local tax payments.

Credit facility agreements

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 40 million (￦42,844 million), and JPY 8,000 million (￦99,800 million) in total, with Mizuho Corporate Bank and other various banks. As of December 31, 2012, no amounts under the credit facilities are outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

19.	Commitments, Continued

License agreements

As of December 31, 2012, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of December 31, 2012, the Controlling Company’s advances received from a customer amount to USD 1,380 million (￦1,478,118 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 300 million (￦321,330 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 50 million (￦53,555 million), the Controlling Company provided part of its OLED manufacturing machinery as pledged assets to the Export-Import Bank of Korea.

20.	Contingencies

Patent infringement lawsuit against Chimei Innolux Corp. and others

In 2006, the Controlling Company filed a complaint in the United States District Court for the District of Delaware against Chimei Innolux Corp. (formerly, Chi Mei Optoelectronics Corp.) and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. Both AU Optronics Corp. and Chimei Innolux Corp. filed counter-claims against the Controlling Company claiming infringement of the patents. In September 2011, the Controlling Company and AU Optronics Corp. filed a stipulation for dismissal of the Delaware case and amicably settled the claims and counterclaims between the two parties. In May 2012, for the Controlling Company and Chimei Innolux Corp., the charge was dropped after the two parties amicably settled the claims.

Anvik Corporation’s lawsuit for infringement of patent

In 2007, Anvik Corporation filed a patent infringement case against the Controlling Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The court granted Nikon Corporation’s motion for summary judgment of invalidity of the patents-in-suit and entered a judgment in favor of Nikon Corporation, the Controlling Company and LG Display America, Inc. and other TFT-LCD manufacturing companies, dismissing the case in April 2012. In April 2012, Anvik Corporation appealed the court’s decision to the United States Court of Appeals for the Federal Circuit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

20.	Contingencies, Continued

Industrial Technology Research Institute of Taiwan’s action for patent infringement

In 2012, the United States International Trade Commission (“USITC”) granted a motion by Industrial Technology Research Institute of Taiwan (“ITRI”) to add the Controlling Company and LG Display America as additional respondents in an investigation under Section 337 of the United States Tariff Act (In the Matter of Certain Devices for Improving Uniformity Used in a Backlight Module and Components Thereof and Products Containing the Same, Investigation No. 337-TA-805). ITRI is seeking an exclusion order which prohibits the importation of televisions and monitors incorporating the Controlling Company’s products into the United States for alleged patent infringement. On October 22, 2012, USITC issued a Notice of Initial Determination finding that LG Display Co., Ltd. and LG Display America, Inc. did not infringe the asserted patent of ITRI. The Final Determination is scheduled to be issued on June 28, 2013.

Patent Infringement Litigations and Invalidity Proceedings Between the Controlling Company and Samsung Display Co., Ltd. and Samsung Electronics Co., Ltd.

In September 2012, the Controlling Company filed a complaint in the Seoul Central District Court against Samsung Display Co., Ltd. (“SSD”) and Samsung Electronics Co., Ltd. (“SSE”) claiming infringement of seven patents related to OLED display technology and relevant manufacturing methods and seeking monetary compensation. As a response, SSD requested for an invalidity proceeding over the identical seven patents in the Korean Intellectual Property Tribunal. Furthermore, in December 2012, SSD filed a complaint in the Seoul Central District Court against the Controlling Company and LG Electronics Co., Ltd. (“LGE”) claiming infringement of seven patents related to LCD technology and seeking monetary compensation. In the same month, the Controlling Company filed a complaint in the Seoul Central District Court against SSD and SSE claiming infringement of three patents related to In-Plane Switching (“IPS”) technology and relevant manufacturing methods and seeking an injunctive relief to ban all use of such patented technology as well as monetary compensation of ￦1 billion, approximately USD 1 million for each non-compliance by SSD and SSE. As a response, SSD requested an invalidity proceeding over the identical three patents in the Korean Intellectual Property Tribunal.

Request for arbitration of Arkema France and its subsidiary regarding termination of a contract with the Controlling Company

In October 2012, Arkema France (“Arkema”) and its subsidiary filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce regarding termination of a contract with the Controlling Company. The Controlling Company is currently defending against Arkema’s claims.

Anti-trust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Bureau of Competition Policy, the Federal Competition Commission of Mexico, the Secretariat of Economic Law of Brazil and the Taiwan Fair Trade Commission.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

20.	Contingencies, Continued

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD 400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD 400 million. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

In December 2010, the European Commission (“the EC”) issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of European competition laws and imposed a fine of EUR 215 million. In February 2011, the Controlling Company filed with the European Union General Court an application for partial annulment and reduction of the fine imposed by the EC. The European Union General Court has not ruled on the Controlling Company’s application. In November 2011, the Controlling Company received an additional Request for Information from the EC relating to the alleged anti-competitive activities in the LCD industry and is responding to the request.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines. Also, in February 2012, the Competition Bureau of Canada terminated its investigation against the Controlling Company without any finding of violations or levying of fines. To date no decision has been issued by the Japan Fair Trade Commission, and we believe the statutory time period by which the Commission was required to have issued a decision has already lapsed. To date investigations by the Federal Competition Commission of Mexico and the Secretariat of Economic Law of Brazil are ongoing.

In August 2011, the Korea Fair Trade Commission issued an Examination Report finding that the Controlling Company engaged in anti-competitive activities in violation of Korean fair trade laws and a hearing was held in October 2011. In December 2011, the Korea Fair Trade Commission imposed a fine on the Controlling Company and certain of its subsidiaries of approximately ￦31,378 million, and the Controlling Company filed an appeal of the decision with the Seoul High Court in December 2011. To date the Seoul High Court has not ruled on the Controlling Company’s appeal.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Controlling Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. The class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). In March 2010, the court certified the class action complaints filed by direct purchasers and indirect purchasers. 78 entities (including groups of affiliated entities) submitted requests for exclusion from the direct purchaser class. The time period for submitting requests for exclusion from the indirect purchaser class expired on April 13, 2012. Ten entities (including groups and affiliated entities) submitted requests for exclusion from the indirect purchaser class. In addition, since 2010, the attorneys general of Arkansas, California, Florida, Illinois, Michigan, Mississippi, Missouri, New York, Oklahoma, Oregon, South Carolina, Washington, West Virginia and Wisconsin filed complaints against the Controlling Company, alleging similar antitrust violations as alleged in the MDL Proceedings. In June 2011, the Controlling Company reached a settlement with the direct purchaser class, which the federal district court approved in December 2011. In July 2012, the Controlling Company reached a settlement with the indirect purchaser class and with the state attorneys general of Arkansas, California, Florida, Michigan, Missouri, New York, West Virginia, and Wisconsin, which is subject to court approval.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

20.	Contingencies, Continued

Apart from the direct and indirect purchaser class actions, individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. To date, the Controlling Company is currently defending against 33 Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Best Buy Co., Inc. and its affiliates, Target Corp., Sears, Roebuck and Co., Kmart Corp., Old Comp Inc., Good Guys, Inc., RadioShack Corp., Newegg Inc., Costco Wholesale Corp., Sony Electronics, Inc. and its affiliates, SB Liquidation Trust, Office Depot, Inc., Interbond Corp. of America (BrandsMart), Jaco Electronics, Inc., P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliate, CompuCom Systems, Inc., View Sonic Corp., NECO Alliance LLC, Rockwell Automation Inc., Proview Technology, Inc. and its affiliates, and the attorneys general of Illinois, Washington, Oregon, South Carolina, and Mississippi.

In Canada, the Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the decision as well as defending the on-going class actions in Quebec and British Columbia.

In December 2012, the National Development and Reform Commission of China issued a decision finding that the Controlling Company engaged in anti-competitive activities in the LCD industry in violation of Chinese laws and imposed a fine of RMB 118 million (￦20,334 million). The Controlling Company has agreed to pay the imposed fine and resolved its charges against the Controlling Company.

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Group. For certain cases described above, management is not able to estimate the potential estimated loss if the final outcome of the cases is unfavorable to the Group as the cases are in early stage and management does not have sufficient information to estimate the amount of possible loss. Otherwise the Group has established provisions with respect to certain of the contingencies, considering factors such as the nature of the litigation, claim, or assessment, the progress of the case and the opinions or views of legal counsel and other advisers. These estimates have been based on our assessment of the facts and circumstances at each reporting date and are subject to change materially based upon new information, intervening events and the final outcome of the cases.

21.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ￦5,000), and as of December 31, 2012, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock from January 1, 2011 to December 31, 2012.

(b)	Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

22.	Related Parties

(a)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Short-term benefits	￦	1,567	1,529
Expenses related to the defined benefit plan		173	396

	￦	1,740	1,925

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(b)	Significant transactions with related companies

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	Sales and others			Purchases and others
	2012		2011	2012	2011

Joint ventures	￦	663,297	755,643	147,904	1,174
Associates		7,396	6,158	2,526,062	1,812,826
LG Electronics		6,170,017	4,819,737	245,364	345,919
Other related parties		41	41	39,042	37,633

	￦	6,840,751	5,581,579	2,958,372	2,197,552

Account balances with related parties at the reporting date are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2012		December 31, 2011	December 31, 2012	December 31, 2011
Joint ventures	￦	92,870	130,217	168,620	340,073
Associates		521	3	610,427	697,539
LG Electronics		658,516	497,747	67,867	98,487
Other related parties		—	—	3,621	3,632

	￦	751,907	627,967	850,535	1,139,731

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

23.	Geographic and Other Information

The Group manufactures and sells TFT-LCD and Active Matrix (“AM”)-OLED products. Sales of AM-OLED products are insignificant to total sales. International sales represent approximately 93% of total sales for the year ended December 31, 2012 (2011: 92%).

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2012 and 2011.

(a)	Revenue by geography

(In millions of won)
Region	2012		2011
Domestic	￦	2,149,646	1,963,501
Foreign
China		16,766,696	14,292,700
Asia (excluding China)		2,900,738	2,291,916
United States		3,209,225	2,216,695
Europe		4,403,363	3,526,477

	￦	27,280,022	22,327,788

	￦	29,429,668	24,291,289

Sales to Company A and Company B constituted 23% and 22% of total revenue, respectively, for the year ended December 31, 2012 (2011: 20% and 17%). The Group’s top ten end-brand customers together accounted for 71% of sales for the year ended December 31, 2012 (2011: 71%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2012
	Property, plant and equipment		Intangible assets
Domestic	￦	12,002,578	488,678
Foreign
China		939,929	7,499
Others		165,004	1,425

Sub total	￦	1,104,933	8,924

Total	￦	13,107,511	497,602

(In millions of won)
Region	December 31, 2011
	Property, plant and equipment		Intangible assets
Domestic	￦	13,528,286	520,023
Foreign
China		1,009,959	15,045
Others		158,604	46

Sub total	￦	1,168,563	15,091

Total	￦	14,696,849	535,114

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

23.	Geographic and Other Information, Continued

(c)	Revenue by product and services

(In millions of won)
Product	2012		2011
Panels for:
Notebook computers	￦	6,997,833	5,120,421
Desktop monitors		5,039,066	4,975,379
TFT-LCD televisions		13,511,535	11,579,129
Mobile and others		3,881,234	2,616,360

	￦	29,429,668	24,291,289

24.	Revenue

Details of revenue for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011

Sales of goods	￦	29,302,389	24,214,709
Royalties		37,783	60,594
Others		89,496	15,986

	￦	29,429,668	24,291,289

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011

Rental income	￦	7,253	6,325
Foreign currency gain		1,228,847	1,190,793
Gain on disposal of property, plant and equipment		5,925	740
Reversal of allowance for doubtful accounts for other receivables		521	—
Commission earned		3,867	8,630
Others		14,529	16,588

	￦	1,260,942	1,223,076

(b)	Details of other non-operating expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011

Other bad debt expense	￦	9	849
Foreign currency loss		1,095,280	1,220,143
Loss on disposal of property, plant and equipment		3,728	862
Impairment loss on property, plant, and equipment		—	3,589
Loss on disposal of intangible assets		704	1,588
Impairment loss on intangible assets		40,012	5,574
Donations		15,350	16,564
Expenses related to legal proceedings or claims and others		458,957	151,322

	￦	1,614,040	1,400,491

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011

Salaries and wages	￦	2,006,603	1,719,035
Other employee benefits		397,122	383,197
Contributions to National Pension plan		59,332	54,118
Expenses related to defined benefit plan		138,879	113,970
Reversal of stock compensation cost		(3)	(469)

	￦	2,601,933	2,269,851

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Finance income
Interest income	￦	28,859	58,430
Dividend income		482	131
Foreign currency gain		260,265	148,144
Gain on disposal of investments in equity accounted investees		3,566	551
Gain on valuation of financial assets at fair value through profit or loss		—	10

	￦	293,172	207,266

Finance costs
Interest expense	￦	187,589	144,927
Foreign currency loss		193,483	180,395
Loss on redemption of debentures		1,524	—
Loss on disposal of financial assets at fair value through profit or loss		—	774
Loss on valuation of financial liabilities at fair value through profit or loss		—	1,935
Loss on impairment of available-for-sale securities		6,392	—
Loss on disposal of available-for-sale securities		5,272	354
Loss on disposal of investments in equity accounted investees		—	321
Loss on impairment of investments in equity accounted investees		10,005	14,244
Loss on sale of trade accounts and notes receivable		32,431	20,359

	￦	436,696	363,309

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Cumulative translation differences	￦	(86,320)	47,443
Net change in unrealized fair value of available-for-sale financial assets		4,764	2,700
Tax effect		(1,043)	(1,101)

Finance income (costs) recognized in other comprehensive income after tax	￦	(82,599)	49,042

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

28.	Income Taxes

(a)	Details of income tax expense (benefit) for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)
	2012		2011
Current tax expense	￦	75,946	57,530
Deferred tax expense (benefit)		146,234	(350,594)

Income tax expense (benefit)	￦	222,180	(293,064)

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	2012
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	4,764	(974)	3,790
Defined benefit plan actuarial loss		(75,899)	18,325	(57,574)
Cumulative translation differences		(86,320)	(69)	(86,389)
Gain on sale of own shares of associates accounted for using the equity method		(48)	—	(48)

	￦	(157,503)	17,282	(140,221)

(In millions of won)	2011
	Before tax		Tax (expense) benefit	Net of tax
Gain on valuation of available-for-sale securities	￦	2,700	(996)	1,704
Defined benefit plan actuarial loss		(23,732)	6,059	(17,673)
Cumulative translation differences		47,443	(105)	47,338
Loss on sales of own shares of associates accounted for using the equity method		(214)	—	(214)

	￦	26,197	4,958	31,155

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

28.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)	2012			2011
Profit (loss) for the year	￦		236,345		(787,895)
Income tax expense (benefit)			222,180		(293,064)

Profit (loss) excluding income tax			458,525		(1,080,959)

Income tax (benefit) using the Controlling Company’s domestic tax rate		24.20%	110,963	24.20%	(261,592)
Effect of tax rates in foreign jurisdictions		3.53%	16,171	(0.30%)	3,259
Non-deductible expenses		5.43%	24,882	(2.18%)	23,560
Tax credits		(26.85%)	(123,126)	22.97%	(248,331)
Change in unrecognized deferred tax assets		43.09%	197,569	(17.41%)	188,190
Change in tax rates		0.35%	1,593	0.71%	(7,689)
Others		(1.28%)	(5,872)	(0.88%)	9,539

Actual income tax expense (benefit)	￦		222,180		(293,064)

Actual effective tax rate			48.46%		27.11%

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2012, in relation to the temporary differences on investments in subsidiaries amounting to ￦165,434 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unrecognized deferred tax assets

The Controlling Company did not recognize deferred income taxes on temporary differences related to the cumulative losses of a subsidiary, as the possibility of recovering the deferred tax assets amounting to ￦431,471 million, through events such as disposing of the related investments in the foreseeable future, is less than probable.

(c)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2012, the Controlling Company recognized deferred tax assets of ￦699,529 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
	December 31
	2013		2014	2015
Tax credit carryforwards	￦	135,960	206,539	86,101

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December, 31, 2012		December, 31, 2011	December, 31, 2012	December, 31, 2011	December, 31, 2012	December, 31, 2011
Other accounts receivable, net	￦	—	—	(2,063)	(3,738)	(2,063)	(3,738)
Inventories, net		10,075	15,915	—	—	10,075	15,915
Available-for-sale financial assets		285	1,259	—	—	285	1,259
Defined benefit obligation		38,573	21,877	—	—	38,573	21,877
Investments in equity accounted investees		7,619	4,307	—	—	7,619	4,307
Accrued expenses		81,802	72,965	—	—	81,802	72,965
Property, plant and equipment		171,881	133,720	—	—	171,881	133,720
Intangible assets		2,488	1,105	—	—	2,488	1,105
Provisions		12,979	11,618	—	—	12,979	11,618
Gain or loss on foreign currency		5,340	13,616	(958)	(31,313)	4,382	(17,697)
Debentures		—	6,059	—	—	—	6,059
Others		34,344	18,974	(220)	(715)	34,124	18,259
Tax losses		233,139	329,068	—	—	233,139	329,068
Tax credit carryforwards		699,529	829,048	—	—	699,529	829,048

Deferred tax assets (liabilities)	￦	1,298,054	1,459,531	(3,241)	(35,766)	1,294,813	1,423,765

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

29.	Deferred Tax Assets and Liabilities, Continued

(e)	Changes in deferred tax assets and liabilities for the years ended December 31, 2012 and 2011 are as follows:

(In millions of won)	January 1, 2011		Profit or loss	Other comprehensive income	December 31, 2011	Profit or loss	Other comprehensive income	December 31, 2012
Other accounts receivable, net	￦	(5,919)	2,181	—	(3,738)	1,675	—	(2,063)
Inventories, net		17,942	(2,027)	—	15,915	(5,840)	—	10,075
Available-for-sale financial assets		(4,784)	7,039	(996)	1,259	—	(974)	285
Defined benefit obligation		3,829	11,989	6,059	21,877	(1,629)	18,325	38,573
Investments in equity accounted investees		12,041	(7,734)	—	4,307	3,312	—	7,619
Derivative instruments		(2,008)	2,008	—	—	—	—	—
Accrued expenses		78,396	(5,431)	—	72,965	8,837	—	81,802
Property, plant and equipment		112,286	21,434	—	133,720	38,161	—	171,881
Intangible assets		—	1,105	—	1,105	1,383	—	2,488
Provisions		17,962	(6,344)	—	11,618	1,361	—	12,979
Gain or loss on foreign currency		20,044	(37,741)	—	(17,697)	22,079	—	4,382
Debentures		5,049	1,010	—	6,059	(6,059)	—	—
Others		18,128	236	(105)	18,259	15,934	(69)	34,124
Tax losses		—	329,068	—	329,068	(95,929)	—	233,139
Tax credit carryforwards		795,247	33,801	—	829,048	(129,519)	—	699,529

Deferred tax assets (liabilities)	￦	1,068,213	350,594	4,958	1,423,765	(146,234)	17,282	1,294,813

(f)	Changes in minimum tax rate for the subsequent period

On January 1, 2013, the Tax Reduction and Exemption Control Act in Korea was amended so that the minimum tax rate applied to taxable income in excess of ￦100 billion for the Controlling Company after 2013 was revised from 14% to 16%. As of December 31, 2012, the Controlling Company applied 14% as the minimum tax rate when measuring the amount of tax credit related deferred tax assets for which it is probable that the related tax benefit will be realized. If the Controlling Company applied the 16% of minimum tax rate, the unused tax credit for which no deferred tax asset is recognized as disclosed in note 29 (c) would have amounted to ￦558,411 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

30.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2012 and 2011 are as follows:

(In won and No. of shares)	2012		2011

Profit (loss) attributable to owners of the Controlling Company	￦	233,204,398,428	(771,222,702,492)
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	￦	652	(2,155)

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings (loss) per share from January 1, 2011 to December 31, 2012.

(b)	Diluted earnings per share is not calculated since there was no potential common stock for the years ended December 31, 2012. In addition, there is no effect of dilutive potential ordinary shares due to the Controlling Company’s net loss for the year ended December 31, 2011.

(c)	The number of dilutive potential ordinary shares outstanding for the year ended December 31, 2011 is as follows:

	Common shares to be issued	Period	Weight	Weighted-average number of common shares to be issued
Unconverted convertible bond	1,286,594	January 1, 2011~ December 31, 2011	365days / 365days	1,286,594

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2012 and 2011 is as follows:

(In millions of won)
	2012	2011
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	￦ (1,270,755)	1,177,809

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: February 28, 2013	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division